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                          May 12, 2021

       James D. Small, III
       Chief Administrative Officer, Senior VP, Secretary and General Counsel International Seaways, Inc.
       600 Third Avenue, 39th Floor
       New York, New York 10016

                                                        Re: International
Seaways, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 5, 2021
                                                            File No. 333-255774

       Dear Mr. Small:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Benet J. O   Reilly,
Esq.